File No. 82-34884



Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States



Randers, 16 September 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find enclosed information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 30/2005 of 16 September 2005
  "Evaluation of Enercon GmbH's writ against Vestas"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication, IR & Secretariat (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Secretary, Executive Management Secretariat

File No. 82-34884



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 16 September 2005
Stock exchange announcement No. 30/2005

Evaluation of Enercon GmbH's writ against Vestas

In Stock exchange announcement No. 27/2005 of 19 August 2005, the Management of Vestas Wind Systems A/S informed that the German company Enercon GmbH had taken out a writ against Vestas Wind Systems A/S and the Vestas Group's German subsidiary Vestas Deutschland GmbH as well as the registered directors of the two companies and a number of Vestas Deutschland GmbH's customers claiming that a patent owned by Enercon GmbH had been infringed. The patent concerns lightening protection of blades for wind turbines.

At the time of publication of Stock exchange No. 27/2005, Vestas Wind Systems A/S had not had the possibility to further examine the writ, but the case has now been evaluated by three independent German patent experts. Especially on the basis of the experts' evaluation, it is still the opinion of Vestas Wind Systems A/S that Enercon GmbH's claim is not legitimate. The case will now continue through the German legal system and a ruling is not expected within this year.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 97 30 00 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com